SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street, N.W.
                              Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                                       Commission File No. 000-19367

                        AmeriServe Food Distribution, Inc.
              (Exact name of registrant as specified in its charter)

                               14841 Dallas Parkway
                             Dallas, Texas 75240-2100
                                  (972) 338-7000
          (Address, including zip code, and telephone number, including area code, of registrant's  principal executive offices)

                  10 1/8% New Senior Subordinated Notes due 2007
                         8 7/8% New Senior Notes due 2006
             (Title of each class of securities covered by this Form)

                                       None
             (Titles of all other classes of securities for which a
            duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)   [ ]   Rule 12h-3(b)(1)(ii)  [ ]
               Rule 12g-4(a)(1)(ii)  [ ]   Rule 12h-3(b)(2)(i)   [ ]
               Rule 12g-4(a)(2)(i)   [ ]   Rule 12h-3(b)(2)(ii)  [ ]
               Rule 12g-4(a)(2)(ii)  [ ]   Rule 15d-6            [x]*
               Rule 12h-3(b)(1)(i)   [ ]


         Approximate number of holders of record as of the certificate or note date: 0
















         Pursuant to the requirements of the Securities Exchange Act of 1934, AmeriServe Food Distribution, Inc. has caused this certificate/notice to be signed on its behalf by the under-signed duly authorized person.


         Date: January 7, 1998       By: /s/ Raymond E. Marshall
                                         Name:  Raymond E. Marshall
                                         Title: President
                                            of AmeriServe Food Distribu-
                                            tion, Inc. (formerly Ameri-
                                            Serv Food Company), a Dela-
                                            ware corporation, successor
                                            to AmeriServe Food Distribu-
                                            tion, Inc.

         _______________
         * This Form 15 is filed by AmeriServe Food Distribution, Inc., a Delaware corporation, formerly named AmeriServ Food Company, and successor to AmeriServe Food Distribution, Inc., a Nebraska corporation, on behalf of AmeriServe Food Distribu-tion, Inc., a Nebraska corporation, as a result of the merger of AmeriServe Food Distribution, Inc., a Nebraska corporation, with and into AmeriServ Food Company, all as more fully set forth in a Current Report on Form 8-K filed on December 31, 1997. As a result of the merger, the separate corporate exist-ence of AmeriServe Food Distribution, Inc., a Nebraska corpora-tion, ended. AmeriServe Food Distribution, Inc., a Delaware corporation, as successor to AmeriServe Food Distribution, Inc., a Nebraska corporation, will continue to have reporting obligations pursuant to Section 15(d) of the Securities Ex-change Act with respect to the securities which are the subject of this Form 15.